

September 10, 2010

Hugh C. Martin
Chief Executive Officer
Pacific Biosciences of California, Inc.
1380 Willow Road
Menlo Park, California 94025

> **Re:** **Pacific Biosciences of California, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2010**
> **File No. 333-168858**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information and missing exhibits.

Table of Contents, page i

2.   We note your disclosure in the last sentence of the last paragraph. Please tell us why it is appropriate to shift the burden to investors of informing themselves of any restrictions relating to your offering and the distribution of your prospectus. Please ensure that you have disclosed all applicable restrictions and to whom those restrictions apply.

Graphics

3.　　　If you elect to retain the narrative disclosure accompanying your graphics on the front
and back cover, please also present a balanced portrayal of your company and business,
such as by also noting the business risks or challenges. If such balancing disclosure is
inappropriate for your graphics, please relocate the narrative disclosure to a more
appropriate section of your prospectus where you can present balanced disclosure.

Prospectus Summary, page 1

4.　　　Please substantially revise your disclosure in this section to avoid vague statements and
instead describe your business and industry in concrete, everyday terms. We note as
examples your statements that "[your] mission is to transform the way humankind
acquires, processes and interprets data from living systems…" and your belief that
"[y]our SMRT platform represents a new paradigm in biological science…that has the
potential to significantly impact a number of areas critical to humankind…." Please also
apply this comment to your disclosure in your "Business" section starting on page 49.

5.　　　Please also revise your disclosure to avoid the use of undefined scientific or technical
terms; we note as examples your references to "PCR amplification," "flush and scan
method," "DNA methylation," and "ligand binding." If you must include technical terms
that may be unfamiliar to individuals who are not experts in your industry, please explain
such terms concisely at the time of first use.

6.　　　Please tell us how your statements regarding the feasibility and superiority of your
technology are reconcilable with your disclosure on page 10 that your products involve
"unproven…technology."

7.　　　Please provide us independent, objective support for the following statements:

- that you "have developed a novel approach to studying the synthesis and regulation of
DNA, RNA and protein" (page 1);

- that the design of your system "should facilitate rapid adoption" (page 1);

- that your SMRT platform "…has the potential to significantly impact a number of
areas…including the diagnosis and treatment of disease as well as efforts to improve
the world's food and energy supply" (page 1);

- your belief that "the long readlengths produced by the PacBio *RS* will allow insights
into biology that are not possible with existing technologies" (page 3); and

- that your "system is easy to use and adopt" and that sample preparation is "simple
and fast" (page 3).

Overview, page 1

8.   Please balance your disclosure in the opening paragraphs by disclosing that you have generated no revenue from product sales to date, as discussed at the bottom of page 9, and to clarify that you currently have no commercial products available. Please clarify that all of your revenues to date have been derived from government grants.

9.   Please revise your disclosure here and under the overview of your Business section on page 49 to clarify the nature of your technology by discussing the constituent components of your system. For example, what does your system incorporate by way of specific hardware, software, chemicals and biological products, and how do these parts interact when the product is functioning? Also clarify in an appropriate section of your document which constituent components are proprietary or covered by patents and which are licensed from a third party.

10.   Please revise to clarify what you mean by "our consumables," as discussed in the second paragraph under this section.

11.   Please provide us with the peer-reviewed articles mentioned in this section.

12.   We note your disclosure that your product enables the study of RNA and protein synthesis and regulation. Please clarify if the products you intend to launch for commercial use will have the ability to study RNA and protein synthesis and regulation. Please clarify in an appropriate location what you mean by protein regulation.

13.   We note your disclosure that your SMRT technology enables "real-time" analysis of biomolecules with "single molecule resolution." We also note that after the tagged nucleotide is imaged, the image then has to be processed and the order of the various DNA strands being studied has to be reassembled using further computational efforts before the results can be read. In this regard, please clarify how your technology enables "real-time" analysis. Please also clarify that you are not observing or resolving the biomolecule itself, but identifying the tag associated with that molecule.

14.   With regard to your disclosure that your technology enables the study of RNA and protein, and with a view towards revised disclosure, please tell us whether you have demonstrated an ability to tag RNA and amino acids without affecting the synthesis of RNA polymers and proteins. Tell us if that ability is proprietary and disclose any risks in developing these aspects of your product for commercial usage. Please also tell us if your RNA testing has demonstrated whether the RNA molecules are sufficiently stable for purposes of your tests.

15.   We note your disclosure that your ability to generate longer readlengths is an important aspect of your technology. We also note from your disclosure that you are using single-stranded DNA as the template for your sequencing studies and that your wells are

measured at the nanometer level. In this regard, and with a view towards enhanced disclosure, please tell us whether the use of single-stranded DNA in your wells in any ways limits the readlengths you are able to achieve. For example, would DNA hairpins prevent your DNA polymerase from reading the entire strand under study? Also tell us whether the size of your wells places any limits on the readlengths that you are able to accomplish.

16.   In an appropriate location in your prospectus, please disclose how your technology could be used in molecular diagnostics, drug discovery and development, food safety, forensics, biosecurity and bio-fuels; please clarify for each of these uses whether you or a third party would potentially use your technology for those uses.

Our Solution, page 2

17.   Please provide us with support for the market opportunity data and industry statistics that you have included throughout your prospectus. Clearly mark the relevant sections that support the data and statistics, and note the applicable page number in the registration statement where the disclosure is located. Please also tell us:

- how you confirmed that the information reflects the most recent available information;

- whether all of the information is publicly available;

- whether you paid for the compilation of any of the data;

- whether any market information was prepared for your use in the registration statement or by an affiliated party; and

- whether the authors of the industry information consented to your use of such data in the registration statement.

18.   In an appropriate section of your prospectus, please explain how your system "addresses many of the limitations" of prior generation technologies and how it "enables new types of biological research that were previously not feasible."

19.   We note your disclosure in the first bullet point of the second paragraph that each array has approximately 75,000 zero mode waveguides. We also note from an article in *Technology Review* entitled "DNA in Real Time" published on September 16, 2008 that, as of the time of that article, only about one-third of your zero mode waveguides, or wells, are used and that the remaining two-thirds house either no enzyme or more than one enzyme, and thus fail to generate useful information. In an appropriate location in your prospectus, please disclose the current limitations on the usage of the total number of wells on your SMRT Cells.

20.   We note your reference to your "customers" in the last paragraph of this section. Please clarify, if true, that the products you have shipped to date have been related to your limited production release program and that you have not recognized revenue from these deliveries to date and that your backlog, to the extent it consists of deliveries of products that are part of your limited production release program, will not result in revenue recognition as the contracts pursuant to which your products are delivered require the delivery of full commercial release units, which may not occur.

SMRT Sequencing Advantages, page 3

21.   With reference to your first bullet point, please explain in an appropriate location how your technology allows the observation of "structural" variation. Explain why first and second generation sequencers are unable to accomplish this.

22.   Please enhance your disclosure in the second bullet point to provide greater clarity as to the readlengths your product is currently capable of producing. We note in this regard that you disclose that your readlengths are greater than 1,000 base pairs "on average," with "instances" of over 10,000 base pairs, and that "first generation" sequencing may be extended to 1,000 bases. Disclose the reasons for the varying readlengths.

23.   With reference to your third bullet point, please explain in an appropriate location whether first and second generation sequencing technology is capable of monitoring infectious disease and molecular pathology. If your technology is able to accomplish those applications only on a faster basis, please make that clear.

24.   Please revise the last bullet point in this section to clarify (1) how the kinetic information you describe ultimately relates to "play[ing] a critical role in diseases such as cancer" and (2) what this "critical role" is. Also disclose the basis for this belief. We also note from an article in *Technology Review* entitled "DNA in Real Time" that the polymerase molecule used in one of your wells is capable of incorporating 10 bases per second into the DNA strand. Since the date of that article was September 16, 2008, please update your disclosure to indicate the speed at which your current product is capable of incorporating DNA molecules and compare that to the speeds that typically occur in living cells. If the polymerization in your wells is operating at slower speeds than in a living cell, please explain whether this affects the comparability and significance of your kinetics results with those that occur in living human cells or in other living organisms. Please also indicate what type of DNA polymerase you are using and whether that type of polymerase affects the usability of your results for studying DNA methylation in the cells of human and other living organisms.

Risks Affecting Us, page 4

25.   We note that many of the risk factors that you list here could apply to any issuer or offering. Please revise to present the most significant risk factors that make this offering

speculative or risky. In addition, please expand your discussion of the risk factors to balance the positive elements that you have chosen to highlight in the rest of your prospectus summary. We note in this regard the contrast between the brief list of risk factors and the narrative discussion on pages 1 through 4. Revise accordingly.

Risk Factors, page 9

We have limited experience in manufacturing our products…, page 12

26.   Please disclose any risks to your proprietary protections to the extent you currently or in the future outsource the manufacturing of any of your products.

We rely on other companies for the manufacture of components and sub-assemblies…, page 12

27.   Please reconcile the heading of this risk factor with your disclosure under "Manufacturing" on page 62, which appears to indicate that you currently do not outsource sub-assemblies to third parties. Please also expand your disclosure under this risk factor to clarify the extent to which required components are available only from a single source.

We may encounter difficulties in managing our growth…, page 13

28.   Since you have not yet commenced commercial sales of your products, please indicate the basis for your disclosure that you "expect to experience rapid and substantial growth."

Our products could have unknown defects or errors…, page 15

29.   Please expand to state whether you offer a return policy or product warranty to customers, and if so, please disclose the material terms.

We are subject to existing and potential additional governmental regulation…, page 17

30.   Please expand this risk to include, or provide a cross-reference to, a discussion of the various material regulations to which you are subject and to clarify the material effects of compliance with such regulations.

If we fail to maintain proper and effective internal controls…, page 17

31.   Please revise to clarify what you mean by your statement that you "have in the past discovered…areas of [y]our internal financial accounting controls and procedures that need improvement," and to specify the areas of concern. Clarify whether you took any remedial actions and the results of those actions.

Our ability to use net operating losses…, page 18

32.   Please quantify your available net operating losses that you currently are able to offset against future taxes; indicate the likelihood that your offering will constitute another ownership change.

Some of the intellectual property that is important to our business…, page 19

33.   To the extent that you are substantially dependent on any licenses, please name the licensors in this risk factor and describe any specific risks that you face as a result of your agreements with them. If you are not substantially dependent on any one licensor, please clarify this fact and disclose the approximate number of licensors with which you have agreements.

Risks Relating to Owning Our Common Stock and This Offering, page 22

34.   Please add a risk factor that addresses the percentage of your outstanding common stock following the completion of this offering that will be owned by the principal shareholders, including officers and directors, as listed on page 97. Discuss the extent to which these principal shareholders will control the composition of the board.

If securities or industry analysts do not publish research or reports…, page 23

35.   Your disclosure indicates that you currently have analysts who cover your company. Please confirm if you currently are covered by analysts. If you are not currently covered, please revise your disclosure to indicate that you may not obtain analyst coverage.

Anti-takeover provisions in our charter documents and under Delaware law…, page 24

36.   Please expand to address the potential dilutive and anti-takeover effects that exist specifically in light the large amount of your authorized but unissued shares of common stock.

Use of Proceeds, page 27

37.   Please revise to state the approximate amount of proceeds to be used for each stated purpose, as set forth in the bulleted list in this section. Refer to Regulation S-K Item 504.

Capitalization, page 28

38.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

39.   We note from page F-28 that your outstanding convertible preferred stock and
        convertible junior preferred stock will convert automatically into common stock on a
        one-to-one basis based upon on certain conditions including a minimum amount of gross
        proceeds and minimum price per share. In connection with your pro forma presentation
        in this filing, please confirm to us that you currently expect the offering to meet all of the
        conditions for automatic conversion. If you subsequently conclude that the conditions
        may not be satisfied, please revise the filing accordingly.

Dilution, page 30

40.   Please expand your disclosure to indicate how the numbers, amounts, average price per
        share and percentages would change if the full over-allotment option is exercised.

Management's Discussion and Analysis of Financial Condition…, page 34

MD&A Overview, page 34

41.   Please clarify the nature of the government grants upon which you have historically
        relied. Describe the material terms of these grants, including but not limited to the
        aggregate amounts and terms of the grants. Please also file any material agreements as
        exhibits.

Operating Expenses, page 35

42.   Please quantify the prototype expenses that you incurred in 2010 but that you do not
        expect to recur in 2011.

Critical Accounting Policies and Estimates, page 36

– Valuation of Stock-Based Awards, Common Stock and Warrants, page 36

43.   For each valuation date, describe how you determined the significant assumptions used in
        the valuations, including discount rates, the weighting between the income and market
        approaches, and the weighting within the Probability Weighted Expected Return Method.
        Include clear disclosure of the reasons for any significant changes in the weighting of
        items within the valuation and/or allocation methodologies.

44.   Further to the above, we note your disclosure on page 39 that over time, the allocation
        methodology used to allocate your value transitioned from the Option Pricing Method to
        the Probability Weighted Expected Return Method. Please revise your disclosures to
        clarify for each valuation discussed herein which allocation methodology was used.

45.   Please disclose the aggregate intrinsic value of all outstanding options based on the
        midpoint of the estimated IPO price range. Please include an updated discussion of each

significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range. Please note that we will delay our assessment of your stock based compensation pending inclusion of the estimated IPO price in the filing.

Results of Operations, page 43

46.   For each of the periods discussed and analyzed, please add a separate discussion for loss from operations and net losses.

Contractual Obligations, Commitments and Contingencies, page 47

47.   We note disclosure on page 48 and in Note 6 of the financial statements of amounts due under a facility financing obligation. We also note disclosure in Note 7 of the financial statements of minimum amounts due under license agreements. Please revise to include disclosure of these items in the contractual obligations table or otherwise explain to us how your presentation here complies with Regulation S-K Item 303(a)(5).

Off-Balance Sheet Arrangements, page 48

48.   Please reconcile your disclosure here that you do not have any off-balance sheet arrangements with your disclosure on page F-23 regarding indemnification agreements. Alternatively, explain how your presentation here complies with Regulation S-K Item 303(a)(4)(ii)(A).

Business, page 49

49.   We note that you provide extensive background information on your industry in this section, yet provide comparatively little information describing your planned products, services, markets and customers. For example, we note that you do not describe the components of the "reagent kits" that are discussed at the top of page 57. It is also unclear from your disclosure on page 61 what specific markets you plan to address. For example, will the types of customers you describe at the bottom of page 61 use your system in different ways? Please substantially revise your disclosure in this section to address this comment. Please note that your revised disclosure should be presented clearly so it is understandable to an investor who is not an expert in your industry.

50.   Please provide us with independent, objective support for your statements regarding the efficacy and accuracy of your technology. We note in this regard your disclosure at the top of page 53. Please also revise to ensure that your disclosure in this section is balanced, particularly in light of your risk factor disclosure on page 10 that your products will include "unproven" technology.

Pacific Biosciences' Solution – The Third Generation, page 52

51.   We understand that error correction is a property of some DNA polymerases and is a
        process that corrects mistakes in DNA strands undergoing synthesis by removing a base
        that has been incorrectly inserted into the strand and then replacing it with the appropriate
        base. In this regard, please disclose whether your SMRT technology would recognize a
        base that is added, and then removed, as a part of your DNA sequence analysis and how
        this would affect your results. Also, if there are insertion or deletion errors that are not
        corrected, please disclose how that would affect the results of your sequencing analysis.
        Disclose any known limitations or error rates that result from the foregoing and the
        known frequency of such limitations or error rates that you have experienced to date.

Putting the Three Innovations Together, page 55

52.   Please clarify the meaning of the second graphic in this section. Explain the background
        noise and the scale used in your graphic.

SMRT Transcription, page 60

53.   Explain how your SMRT detection provides the ability to "directly observe" in "real
        time" the "regulation" of transcription of a gene into an RNA message. Since we
        understand from your disclosure regarding the Central Dogma of Molecular Biology that
        the RNA polymerase would translate based on the DNA template, please clarify why this
        application would be valuable.

SMRT Translation, page 61

54.   We note your disclosure that the levels of mRNA do not always correlate with the
        amounts of the corresponding protein production as a result of regulatory mechanisms
        such as miRNA binding. To the extent that your wells do not contain similar amounts of
        miRNA or other regulatory molecules as would occur in a living cell, please clarify how
        your systems quantify and measure the levels of protein production in a way that would
        be useful for understanding intracellular biological processes.

Customers, page 61

55.   Please tell us whether the entities disclosed in this section represent a complete list of
        your current customers. If not, please tell us what objective criteria you used to select the
        customers disclosed in this section and whether any other entities that satisfy the criteria
        were omitted.

56.   Please explain in greater detail the "limited production release program" described in this
        section, including the types of instruments for which you received orders and how these
        instruments differ from your planned commercial product. Clarify the material terms of

the agreements related to this program; we note in this regard your disclosure on page 35 that the program "will not result in revenue recognition as the contracts pursuant to which the units were delivered require the delivery of a full commercial release unit."

57. Please disclose any positive or negative feedback that you have received from the entities that are using your products as part of the limited production release program.

Backlog, page 62

58. Please revise to indicate the portion of backlog orders that are not reasonably expected to be filled in the current fiscal year. Clarify whether the backlog includes government orders that are not yet funded or contracts that have been awarded but are not yet signed. See Regulation S-K Item 101(c)(1)(viii).

Research and Development, page 62

59. Please expand your disclosure in this section to disclose the estimated amount spent in each of the last three fiscal years on company-sponsored research and development.

Intellectual Property, page 63

60. Please explain what you mean by "government march-in rights" and include any appropriate risk factor disclosure.

Legal Proceedings, page 65

61. We note that Helicos Biosciences Corporation recently filed a patent infringement lawsuit against you. Please revise your disclosure in this section to address the lawsuit and provide the disclosure required by Regulation S-K Item 103. Also revise your risk factor disclosure on page 21 under the heading "[w]e could in the future be subject to legal proceedings…," or provide risk factor disclosure under a separate heading, as appropriate.

Director Independence, page 68

62. Please explain in greater detail how the board of directors determined that Messrs. Byers, Ericson and Singer and Dr. Hunkapiller qualify as "independent directors" given their beneficial stock ownership and that their affiliates are parties to your investor rights agreement.

Executive Compensation, page 73

63. We note that you have not included any disclosure in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that

disclosure is not necessary and describe the process you undertook to reach that conclusion.

Peer Group, page 74

64.   We note your disclosure that your peer group "includes" the companies listed on page 75. Please clarify whether this represents all peer group companies, or revise your disclosure accordingly. See Regulation S-K Item 402(b)(2)(xiv).

65.   It is unclear from your existing disclosure how you use comparative compensation information to determine actual compensation. For example, we note your belief that a review of comparative information provides you "with appropriate compensation benchmarks." Please revise to disclose the benchmark used for each component of your compensation program. For example, while we note from your disclosure on page 76 that you target "at or near the midpoint of executives in similar positions" with respect to base salary, it is unclear whether you benchmark for other elements of compensation or for compensation in the aggregate. See Regulation S-K Item 402(b)(2)(xiv). Your revised disclosure should also clarify whether actual compensation paid for each component and in the aggregate deviates from the benchmark, and if so, the reasons why. We note in this regard your disclosure at the bottom of page 75 that "[t]he base salaries of [y]our executive officers may in some instances be lower than market…." To the extent that you use benchmarks that differ among your named executive officers, please also explain why; we note your disclosure at the top of page 76 that you have developed a bonus target "to allow [y]our executives, other than [y]our Chief Executive Officer, to earn total cash compensation at the mid-level for [y]our peer group…."

Components of Our Executive Compensation Program, page 75

66.   Please revise to explain in greater detail how you determine base salary for your named executive officers, focusing on how you consider the specific "individual skills" and "performance contributions" of the named executive officers. Refer to Regulation S-K Item 402(b)(2)(vii). Similarly, please expand your disclosure on page 76 to explain what contributions by Mr. Phillips led to the decision to increase his base salary significantly in February 2010.

67.   Please expand your disclosure to clarify the nature of the "quarterly bonus commitment" paid to Mr. Phillips. For example, while we note your cited need for retention, it is unclear whether this bonus was a fixed amount and whether you will continue to pay this amount to Mr. Phillips. We note in this regard your disclosure at the top of page 76. Please also file the contractual agreement with Mr. Phillips discussed in footnote (2) to the summary compensation table on page 81.

Executive Officer Compensation, page 76

68.   Please expand to disclose the specific "quarterly deliverables" and "major goals" that were required to be achieved by Mr. Martin in order to receive his bonus payment for 2009. See Regulation S-K Item 402(b)(v).

Certain Relationships and Related Party Transactions, page 92

69.   Please tell us why you have not provided disclosure of the collaboration agreement with Gen-Probe, a 5% or greater shareholder, as discussed on page 64 of your registration statement.

Principal Stockholders, page 96

70.   Please disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to your shares held by each entity named in the table.

Index to Financial Statements, page F-1

Note 1. Overview, page F-10

71.   We note your disclosure that you report as a development stage enterprise since planned principal operations have not yet commenced. We note elsewhere in the filing, including on pages 61-62 that you have commenced marketing and sales activity. We also note that you have begun distributing limited production release units and that you have received orders from customers totaling approximately $15 million as of June 30, 2010. Please explain to us in greater detail how you have evaluated the provisions of Topic 915 of the FASB Accounting Standards Codification.

Note 2. Summary of Significant Accounting Policies, page F-10

– Unaudited Interim Financial Information, page F-10

72.   Revise this note, as appropriate, to also discuss the presentation of the statements of operations and cash flows for the period from July 14, 2000 (date of inception) to June 30, 2010.

– Revenue Recognition, page F-14

73.   We note that you recognize as revenue cost reimbursements from government grants. Please provide us with your analysis of the accounting for government grants. Explain why you concluded such cost reimbursements should be recorded as revenues. Cite any authoritative accounting literature you relied on in setting your accounting policy.

– Convertible Preferred Stock Warrants, page F-18

74.   We note that upon a qualified initial public offering, the unexercised warrants will be automatically converted into warrants to purchase common stock. We further note your disclosure here and in pro forma presentations throughout the filing that upon conversion, the liability related to the convertible preferred stock warrants will be reclassified to additional paid-in capital. Please revise to describe the material terms of the post-conversion common stock warrants. In addition, provide us with your analysis of the accounting for the post-conversion common stock warrants.

Note 11. Stock Option Plans, page F-30

75.   Please revise to disclose the weighted average grant-date fair value of options granted during each year ended December 31, 2007, 2008 and 2009 and the six-month periods ended June 30, 2009 and 2010. Refer to paragraph 718-10-50-2(d)(1) of the FASB Accounting Standards Codification.

Item 15. Recent sales of unregistered securities, page II-2

76.   We refer to the second bullet point at the bottom of page II-2. Please revise to clarify which exemption from registration was claimed for each transaction; we note in this regard your reference to "Section 4(2) of the Securities Act, or Rule 506 of Regulation D." If your disclosure in response to this comment reveals reliance on Regulation D, please tell us when you filed the related Form D.

Item 16. Exhibits and financial statement schedules, page II-3

77.   We note your pending request for confidential treatment. We will provide any comments on your request in a separate letter. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

Signatures, page II-6

78.   Note that your controller or principal accounting officer must sign the registration statement. Refer to instruction 1 to the Signatures portion of Form S-1. Please revise accordingly.

Exhibit 23.1

79.   Please provide an updated consent from your independent auditor as required by Regulation S-K Item 601(b)(23)(i) prior to requesting effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Larry W. Sonsini, Esq. — Wilson Sonsini Goodrich & Rosati P.C.
                        Donna M. Petkanics, Esq. — Wilson Sonsini Goodrich & Rosati P.C.